UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549


                          SCHEDULE 13G

           Under the Securities Exchange Act of 1934

                       (Amendment No.  2)


                    TAVA Technologies, Inc.
______________________________________________________________________________
                        (Name of Issuer)

                          Common Stock
______________________________________________________________________________
                 (Title of Class of Securities)

                           872169107
                   __________________________
                         (CUSIP Number)

                              13G
CUSIP No.  872169107
______________________________________________________________________________
1.   NAME OF REPORTING PERSON           S.S. OR I.R.S. IDENTIFICATION NO.


     Renaissance Capital Growth and Income Fund III, Inc.     75-2533518
_______________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
_______________________________________________________________________________
3.   SEC USE ONLY

_______________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
______________________________________________________________________________

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
_______________________________________________________________________________
5.   SOLE VOTING POWER
     691,667 shares
_______________________________________________________________________________
6.   SHARED VOTING POWER
     None
_______________________________________________________________________________
7.   SOLE DISPOSITIVE POWER
     691,667 shares
_______________________________________________________________________________
8.   SHARED DISPOSITIVE POWER
     None
_______________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     691,667 shares
_______________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
     Not applicable
_______________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     3.04%
_______________________________________________________________________________
12.  TYPE OF REPORTING PERSON
     IV
_______________________________________________________________________________

ITEM 1.
(a)       Name of Issuer.
          TAVA Technologies, Inc.                                 ("Company")

(b)       Address of Issuer's principal Executive Offices
          7887 East Belview, Suite 820
          Englewood, CO 80111

ITEM 2.

(a)       Name of Person Filing
          Renaissance Capital Growth and Income Fund III, Inc.    ("Filer")

(b) Address of principal Business Office or, if none, Residence 8080 North Central Expwy., Suite 210, LB 59
          Dallas, TX 75206-1857

(c)       Citizenship
          Texas

(d)       Title of Class of Securities
          Common Stock

(e)       CUSIP Number
          75966V105

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) ______     Broker or Dealer registered under Section 15 of the Act

     (b) ______     Bank as defined in section 3(a)(6) of the Act

     (c) ______     Insurance Company as defined in section 3(a)(19) of the Act

     (d)    X       Investment Company registered under section 8 of the
         ______     Investment Company Act

     (e) ______     Investment Adviser registered under section 203 of the
                    Investment Advisers Act of 1940

     (f) ______     Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

     (g) ______     Parent Holding Company, in accordance with section
                    240.13d-1(b)(ii)(G)(Note: See Item 7)

     (h) ______     Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.        Ownership.

     (a) Amount Beneficially Owned:
         On June 17, 1996, the Company and the Filer entered into a 9% Convertible Debenture Loan Agreement for $1,000,000. The Filer was also issued 25,000 warrants redeemable at $2.00 per share. Total shares beneficially owned at December 31, 1998 are 691,667 giving the Filer an ownership interest of 3.04%. On February 18, 1999, Renaissance Capital Growth & Income Fund III, Inc. converted its 9% $1,000,000 Convertible Debenture into 666,667 shares of common stock. The warrants are exercisable within 60 days.

     (b) Percent of Class
         3.04%

     (c) Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote:   691,667 shares
        (ii)  shared power to vote or to direct the vote: None
       (iii)  sole power to dispose or to direct the disposition of:
              691,667 shares
        (iv)  shared power to dispose or to direct the disposition of:  None

ITEM 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
                     _
     following:     /X/
                     -
ITEM 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not applicable.

ITEM 8.  Identification and Classification of Members of the Group.

     Not applicable.

ITEM 9.  Notice of Dissolution of Group.

     Not applicable.

ITEM 10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                            SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that theinformation set forth in this statement is true, complete and correct.
                                /S/ Russell Cleveland
Date:  March 11, 1999      ________________________________________________
                                              Signature
                                Russell Cleveland, President and CEO
                           Renaissance Capital Growth and Income Fund III, Inc.
                           _________________________________________________
                                            Name and Title